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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Goldbelt Resources Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
380 755 405
(CUSIP Number)
Hans-Arne L’orange
Wega Mining ASA
Karenslyst Allé 2, 5 etg.
P.O. Box 568 Skøyen
Oslo, Norway N-0278
+47 2316 0104
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23077R100	Page	2	of	7

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wega Mining ASA

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC; OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☑

6	Citizenship or Place of Organization

	Norway

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		82,972,035

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		82,972,035

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	82,972,035

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	92.8%*

14	Type of Reporting Person (See Instructions)

	CO; HC
*    The calculation of the foregoing percentage is based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement described in Item 4 hereof, (ii) 7,000,000 Common Shares issued by the Issuer (as defined below) to the Offeror (as defined below) as described in Item 4 hereof and (iii) 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 hereof.

CUSIP No.	23077R100	Page	3	of	7

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wega Mining Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC; OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	British Columbia

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		82,972,035

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		82,972,035

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	82,972,035

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	92.8*%

14	Type of Reporting Person (See Instructions)

	CO
*   The calculation of the foregoing percentage is based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement described in Item 4 hereof, (ii) 7,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 hereof and (iii) 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 hereof.

Item 1. Security and Issuer
     This Amendment No. 4 amends and supplements the Schedule 13D filed on November 5, 2007, as amended by Amendment No. 1 thereto filed on November 8, 2007, Amendment No. 2 thereto filed on November 23, 2007 and Amendment No. 3 thereto filed on December 14, 2007 by Wega Mining ASA and Wega Mining Inc. (the “Statement”) relating to the common shares, without par value (the “Common Shares”), of Goldbelt Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph immediately following the last paragraph thereof:
     “On January 30, 2008, the Offeror mailed a notice of the Compulsory Acquisition (as defined in Item 4 below) (the “Notice”) to the remaining holders of the Common Shares announcing its intention to acquire all of the remaining issued and outstanding Common Shares of the Issuer not owned by the Offeror, for the same price and the same terms contained in the Offer, pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia). The Notice provides that: (a) the Offeror, upon sending such Notice and subject to (b) below, is entitled and bound to acquire all of the remaining Common Shares for the same price and on the same terms as the Common Shares that were acquired under the Offer, being Cdn.$1.55 in cash per Common Share; or (b) alternatively, a remaining holder of Common Shares may, within two months from the date of such Notice, apply to the Supreme Court of British Columbia (the “Court”) to have the Court set the price and terms of payment for such holder’s remaining Common Shares and any consequential orders or directions that the Court considers appropriate. The Reporting Persons currently anticipate that the funds required to purchase the remaining Common Shares will be approximately Cdn.$9,956,086 and that such funds will be provided from the above discussed sources.”
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs immediately following the last paragraph thereof:
     “With the take-up and acceptance for payment by the Offeror of Common Shares representing approximately 91% of the Common Shares under the Offer, other than Common Shares owned by or by a nominee for the Offeror or its affiliates as of November 5, 2007, the Offeror is entitled to acquire the Common Shares not deposited under the Offer pursuant to the compulsory acquisition provisions of section 300 of the Business Corporations Act (British Columbia) for the same price of Cdn.$1.55 in cash per share and on the same terms as the Common Shares that were acquired under the Offer by mailing a formal notice to all remaining holders of Common Shares (the “Compulsory Acquisition”). On January 30, 2008, the Offeror mailed the Notice of the Compulsory Acquisition to the remaining holders of the Common Shares announcing its intention to acquire all of the remaining issued and outstanding Common Shares of the Issuer not owned by the Offeror, for the same price and the same terms contained in the Offer, pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia). The Notice provides that: (a) the Offeror, upon sending such Notice and subject to (b) below, is entitled and bound to acquire all of the remaining Common Shares for the same price and on the same terms as the Common Shares acquired under the Offer; or (b) alternatively, a remaining holder of Common Shares may, within two months from the date of such Notice, apply to the Court for an order setting the price and terms of payment for such holder’s remaining Common Shares and any consequential orders or directions that the Court considers appropriate.
     Where the Court has not, on application made by a remaining holder of Common Shares, ordered otherwise, the Offeror must, no earlier than two months after the date of the Notice of the Compulsory Acquisition or, if an application to the Court by a remaining holder of Common Shares is then pending, then after that application has been disposed of, send a copy of the Notice of the Compulsory Acquisition and transfer to the Issuer the cash consideration payable by the Offeror for the remaining Common Shares that the Offeror is entitled to acquire. On receiving such Notice and cash consideration, the Offeror will be deemed to have acquired all of the remaining Common shares, and the Issuer must register the Offeror as a shareholder of the Issuer with respect to all the remaining Common Shares. The Offeror intends to pay the full amount for, and become registered as a shareholder of the Issuer with respect to, the remaining Common Shares on or about April 7, 2008.
     Upon completion of the Compulsory Acquisition, the Reporting Persons will issue, or cause the Offeror to issue, a press release announcing the completion of the Compulsory Acquisition. The Reporting Persons intend to cause the Issuer to take steps to cease being subject to the public reporting requirements under The Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Common Shares after the consummation of the Compulsory Acquisition if the Reporting Persons determine that the Issuer may do so in accordance with the Exchange Act. In addition, it is expected that following the consummation of the Compulsory Acquisition, the Reporting Persons will cause the Issuer’s Common Shares to be delisted from the Toronto Stock Exchange and the Issuer will apply to cease to be a reporting issuer in Canada. The foregoing description of the Compulsory Acquisition does not purport to be complete and is qualified in its entirety by full reference to the Notice of the Compulsory Acquisition and accompanying transmittal filed as Exhibit 8 hereto, which are incorporated herein by reference.

     The Reporting Persons have caused (a) Sverre Slåttsveen, Hans-Arne L’orange and Michael Gareau to be elected directors of the Issuer to fill the vacancies created by the resignations of Laurence Marsland, Brian C. Irwin and Paul J. Morgan and (b) Collin Ellison to be appointed as Acting Chief Executive Officer of the Issuer to fill in the vacancy created by his resignation as President and Chief Executive Officer of the Issuer. Mr. Ellison will serve as the Chairman of the board of directors of the Issuer.”
Item 5. Interest in Securities of the Issuer
     Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:
“(c)	None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any other Schedule I Person has effected any transactions in the Common Shares since the date of the most recent amendment to the Statement.”
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Company
     Item 6 of the Statement is amended and supplemented by adding the following paragraph immediately before the last paragraph thereof:
     “On January 30, 2008, the Offeror mailed the Notice of the Compulsory Acquisition to the remaining holders of the Common Shares announcing its intention to acquire all of the remaining issued and outstanding Common Shares of the Issuer not owned by the Offeror, for the same price and the same terms contained in the Offer, pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia). The Notice indicates that: (a) the Offeror, upon sending such Notice and subject to (b) below, is entitled and bound to acquire all of the remaining Common Shares for the same price and on the same terms as the Common Shares acquired under the Offer; or (b) alternatively, a remaining holder of Common Shares may, within two months from the date of such Notice, apply to the Court for an order setting the price and terms of payment for such holder’s remaining Common Shares and any consequential orders or directions that the Court considers appropriate.”
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith.

Exhibit No.	Description
7.	Press Release of Wega Mining ASA, dated January 31, 2008. (1)

8.	Notice of compulsory acquisition and accompanying transmittal of the Offeror dated January 30, 2008. (1)

(1)	Incorporated by reference to Amendment No. 3 to the Schedule 14D-1F filed by Wega Mining ASA and Wega Mining Inc. on January 31, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2008

WEGA MINING ASA
By:	/s/ Hans-Arne L’orange
	Name:	Hans-Arne L’orange
	Title:	Executive Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2008

WEGA MINING INC.
By:	/s/ Ronald MacArthur
	Name:	Ronald MacArthur
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary